Part 3
Item 25: <u>Fair Access</u>

a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?	◉ ⊖ Yes ⊖ No
<u>b. If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS?</u>	◉ <u>Yes</u> ○ <u>No</u>
<u>If yes,</u> <u>i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and</u>	<u>RRH</u>
<u>ii. Describe the written standards for granting access to trading on the ATS</u>	<u>The Broker Dealer Operator's CrossStream (the Continuous Cross), and CrossStream BLOX (the Conditional Cross) ATS is not accepting any orders in the symbol RRH from any Subscriber.</u>

pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.